Series Portfolios Trust
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

December 9, 2022

VIA EDGAR TRANSMISSION

Mr. Matthew Williams
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

Re:	Series Portfolios Trust (the “Trust”)
File Nos. 333-206240 and 811-23084
Subversive Decarbonization ETF S000077930
Subversive Food Security ETF S000077931
Subversive Mental Health ETF S000077932

Dear Mr. Williams:

We are responding to comments received from the Securities and Exchange Commission’s (the “SEC”) Division of Investment Management staff (the “Staff”) on September 28, 2022 via telephone regarding the Trust’s Post-Effective Amendment (“PEA”) No. 142 to its registration statement. PEA No. 142 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”) on Form N‑1A on August 12, 2022 for the purpose of registering three new series of the Trust: the Subversive Decarbonization ETF (the “Decarbonization Fund”), the Subversive Food Security ETF (the “Food Security Fund”), and the Subversive Mental Health ETF (the “Mental Health Fund”) (each a “Fund” and together, the “Funds”). A summary of the Staff’s comments, along with the Trust’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA No. 142.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

The Trust's responses to your comments are as follows:

General Comments

1.Staff Comment: Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. The Staff reminds the Trust that that the Funds and its management are responsible for the accuracy and adequacy of their disclosures notwithstanding any review, comments, action, or absence of action, by the Staff. Please file your responses to the Staff’s comments on EDGAR at least five (5) days in advance of the effective date. Please also provide the Staff with a draft of the revised registration statement showing changes from the initial filing.

Response: The Trust responds by respectfully acknowledging the comment.

Cover Page

2.Staff Comment: Please update EDGAR with the ticker symbols for each Fund in accordance with Regulation S-T Rule 313(b)(1).

Response: The Trust responds by confirming each Fund’s ticker symbol will be included in a post-effective amendment filing and concurrently the tickers will be updated on EDGAR.

Decarbonization Fund Prospectus – Summary Section – Fees and Expenses of the Fund

3.Staff Comment: With respect to Other Expenses in the Fees and Expenses of the Fund table, please explain how the Fund determined that Other Expenses of 0.00% is a reasonable estimate.

Response: The Trust responds by supplementally noting the Fund estimates that Other Expenses for its initial fiscal year will be 0.00% due to its unitary fee arrangement with the investment adviser (the “Adviser”), pursuant to which the Adviser is responsible for paying all ordinary operating expenses of the Fund out of its management fee. The Fund does not anticipate incurring any other expenses during its initial fiscal year that would not be paid by the Adviser under the unitary fee arrangement. Accordingly, the Trust believes that the estimated Other Expenses for the Fund’s initial fiscal year are reasonable given the Fund’s unitary fee arrangement.

Decarbonization Fund Prospectus – Summary Section – Expense Example

4.Staff Comment: In the Expense Example, please delete the word “mutual” in the first sentence since the Fund is an ETF. Please make this change in the Expense Example for all Funds.

Response: The Trust responds by making the requested revision to the Expense Example for each of the Funds.

5.Staff Comment: Please revise the narrative disclosure immediately preceding the Expense Example to clarify that the Expense Example applies whether a shareholder holds or sells all of their shares of the Fund, as there are no redemption fees or contingent deferred sales loads charged by the Fund.

Response: The Trust responds by making the requested revision to the Expense Example for each of the Funds.

Decarbonization Fund Prospectus – Summary Section – Principal Investment Strategies

6.Staff Comment: Please clarify how the Fund identifies decarbonization companies using sufficiently specific criteria in the disclosure. For example, companies that have 50% of assets, revenues, or profits tied to decarbonization. The Staff would expect the Fund to file a delaying amendment until issues related to Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”) are resolved.

Response: The Trust responds by revising the Fund’s principal investment strategies as follows (changes shown in underline and strikethrough):

“The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its investment objective by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) ~~primarily~~ in ~~equity~~ securities of Decarbonization Companies, as defined below. Decarbonization Companies are companies that each has at least 35% of its assets in the tools, technology, infrastructure, or raw materials~~, in the opinion of Subversive Capital Advisor LLC (the “Adviser”), the Fund’s investment adviser, are involved in nuclear technology and infrastructure~~ that support decarbonization efforts (and companies whose announced future capital expenditures are anticipated to result in that company’s assets meeting that same test), or ~~the~~ companies that each invests ~~investing~~ at least 35% of capital expenditures (either currently or announced future capital expenditures) in the ~~and~~ tools, technology, infrastructure, or raw materials ~~necessary to~~ that support the decarbonization of the current global energy supply chain. Applying the foregoing definition, Decarbonization Companies are generally expected to consist of companies dedicated to battery technology, companies involved in the production, distribution, and delivery of water and carbon, and companies involved in the infrastructure that supports decarbonization efforts (for example, nuclear technology), as well as the infrastructure that supports wind and solar networks. Decarbonization Companies are also rare earth mineral companies and the companies supporting them. The Fund does not consider “decarbonization” to mean “no carbon”. Rather, the Fund will invest in Decarbonization Companies that are expected to benefit from the global economic trend toward decarbonization, and companies that own the tools, technology, infrastructure, or raw materials urgently needed to power the modern world with much less reliance on carbon fuels. As a result, some anticipated portfolio companies will have exposure to natural gas as a transitory fuel, but the Fund will generally avoid crude oil.”

The Trust further responds by supplementally stating that the Trust believes each of the objective tests identified in revised disclosure (35% of assets (or whose announced future capital expenditures are anticipated to meet that same test) or 35% of capital expenditures) sufficiently meets an economic nexus between Decarbonization Companies, as defined in the above disclosure, and “decarbonization”, as the decarbonization industry is relatively nascent compared to the types and sizes of companies that are leading decarbonization efforts.

7.Staff Comment: The Prospectus states that the Fund will invest primarily in equity securities of companies that “in the opinion of Subversive Capital Advisor LLC” are involved in decarbonization efforts. Per the previous Staff’s prior comment, please revise “in the opinion of the Adviser” to tie such companies to a significant economic nexus (e.g., 50% of revenues or 50% of profits tied to decarbonization).

Response: Please see the Trust’s response to Staff Comment 6 above for the revised disclosure.

8.Staff Comment: The Fund identifies that it will invest in companies that are “involved in the infrastructure that supports decarbonization efforts.” Please clarify the nexus (e.g., 50% of revenues or 50% of profits tied to decarbonization) these companies have to decarbonization for purposes of the Fund’s 80% policy.

Response: Please see the Trust’s response to Staff Comment 6 above for the revised disclosure.

9.Staff Comment: The Staff notes that the Fund identifies it will invest in companies that invest in “technology and tools necessary to support the decarbonization of the global energy supply chain.” Please consider explaining “decarbonization of the global energy supply chain” in greater detail. Also, please consider incorporating some of that discussion at the beginning of the strategy discussion.

Response: The Trust responds by adding the following to Item 9 of the Trust’s registration statement:

“With respect to decarbonization of the current global energy supply chain, environmental and geopolitical shifts are fundamentally altering how energy is procured, transmitted, and stored, and that shift will be toward fuels that are less carbon intensive. These Decarbonization Companies will include nuclear reactor manufacturers, traditional utilities that allocate a portion of their energy grid to renewable energy sources, and companies supporting battery production and storage (such as lithium manufacturers).”

10.Staff Comment: The Decarbonization Fund’s disclosure states that: “Decarbonization Companies will include companies dedicated to battery technology, involved in the production, distribution, and delivery of water and carbon, and companies involved in the infrastructure that supports decarbonization efforts, as well as wind and solar networks.” If true, please change “will include” to “are” and set forth all such decarbonization companies or the criteria used to classify them as such.

Response: The Trust responds by making the requested revision as identified in the response to Staff Comment 6 above.

11.Staff Comment: The Staff notes that the Fund may invest in securities of foreign (including emerging markets) issuers. If the Fund intends to invest in emerging market securities, please ensure appropriate risk disclosure regarding risks of investing in emerging markets is included per ADI 2020-11. Please also make corresponding changes to each Fund, as applicable.

Response: The Trust responds by revising each summary section risk disclosure as follows (additions shown in underline):

“Foreign Investments and Emerging Markets Risk. Securities of non-U.S. issuers, including those located in foreign countries, may involve special risks caused by foreign political, social and economic factors, including exposure to currency fluctuations, less liquidity, less developed and less efficient trading markets, political instability and less developed legal and auditing standards. These risks are heightened for investments in issuers organized or operating in emerging market countries.”

The Trust further responds by replacing the “Foreign Investments Risk” factor in Item 9 with the following risk disclosure:

“Foreign Investments and Emerging Markets Risk. Each Fund may invest in securities of non-U.S. issuers, including those located in foreign and developing countries. These securities involve special risks. Non-U.S. securities involve certain factors not typically associated with investing in U.S. securities including risks relating to: (i) currency exchange matters, including fluctuations in the rate of exchange between the U.S. dollar and the various non-U.S. currencies in which a Fund’s portfolio securities will be denominated, and costs associated with conversion of investment principal and income from one currency into another; (ii) differences between the U.S. and non-U.S. securities markets, including potential price volatility in and relative illiquidity of some non-U.S. securities markets, the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements and less government supervision and regulation; (iii) certain economic and political risks, including potential exchange control regulations and potential restrictions on non-U.S. investment and repatriation of capital; and (iv) with respect to certain countries, the possibility of expropriation, confiscatory taxation, imposition of withholding or other taxes on dividends, interest, capital gains, other income or gross sale or disposition proceeds, limitations on the removal of funds or other assets of a Fund, political or social instability or diplomatic developments that could affect investments in those countries.

The non-U.S. securities in which a Fund invests may include securities of companies based in emerging countries or issued by the governments of such countries. Investing in securities of certain of such countries and companies involves considerations not usually associated with investing in securities of developed countries or of companies located in developed countries, including political and economic considerations, such as greater risks of expropriation, confiscatory taxation, imposition of withholding or other taxes on dividends, interest, capital gains, other income or gross sale or disposition proceeds, limitations on the removal of funds, nationalization and general social, political and economic instability; the small size of the securities markets in such countries and the low volume of trading, resulting in potential lack of liquidity and in price volatility; fluctuations in the rate of exchange between currencies and costs associated with currency conversion; certain government policies that may restrict a Fund’s investment opportunities; and problems that may arise in connection with the clearance and settlement of trades. In addition, accounting and financial reporting standards that prevail in certain of such countries generally are not equivalent to standards in more developed countries and, consequently, less information is available to investors in companies located in these countries than is available to investors in companies located in more developed countries. There is also less regulation, generally, of the securities markets in emerging countries than there is in more developed countries. Placing securities with a custodian in an emerging country may also present considerable risks.

A number of countries have experienced severe economic and financial difficulties. Many non-governmental issuers, and even certain governments, have defaulted on, or been forced to restructure, their debts; many other issuers have faced difficulties obtaining credit or refinancing existing obligations; financial institutions have in many cases required government or central bank support, have needed to raise capital, and/or have been impaired in their ability to extend credit; and financial markets have experienced extreme volatility and declines in asset values and liquidity. These difficulties may continue, worsen or spread. Responses to the financial problems by governments, central banks and others, including austerity measures and reforms, may not work, may result in social unrest and may limit future growth and economic recovery or have other unintended consequences. Further defaults or restructurings by governments and others of their debt could have additional adverse effects on economies, financial markets and asset valuations around the world. The impact of these actions, especially if they occur in a disorderly fashion, is not clear but could be significant and far-reaching. These events could negatively affect the value and liquidity of a Fund’s investments.”

12.Staff Comment: The Fund states that it may also invest in derivative instruments. Please supplementally confirm the Fund’s investments in derivatives will be valued on a mark-to-market basis in accordance with Rule 35d-1.

Response: The Trust responds by supplementally confirming that the Fund’s investments in derivatives will be valued on a mark-to-market basis in accordance with Rule 35d-1.

13.Staff Comment: The Fund states that it may invest in “futures contracts linked to the near-term price fluctuations of water and carbon credits.” Please confirm that the water and carbon futures in which the Fund will invest are exchange traded.

Response: The Trust responds by confirming supplementally that water and carbon futures in which the Fund will invest are exchange traded.

14.Staff Comment: The Fund states that “Decarbonization Companies may also include companies that may not have yet made public announcements regarding their outlook on carbon, but have a portfolio of assets or services that, in the view of the Adviser, likely would be highly conducive to building a decarbonized economy.” Given the Fund’s use of “decarbonization” in its name, please revise the disclosure here and throughout the registration statement to ensure that “Decarbonization Companies” meet an objective nexus to decarbonization.

Response: The Trust responds by revising the applicable disclosure as follows:

“In selecting investments for the Fund, the Adviser will apply a top-down approach, utilizing primarily quantitative factors, but also considering qualitative factors with a view toward growth and earning potential. In the selection process, the Adviser will give greater weight to Decarbonization Companies whose primary business models and growth prospects are dedicated to building ~~either~~ the ~~infrastructure~~ tools, technology, infrastructure, and raw materials ~~or the applications~~ that support decarbonization. ~~Decarbonization Companies may also include companies that may not have yet made public announcements regarding their outlook on carbon, but have a portfolio of assets or services that, in the view of the Adviser, likely would be highly conducive to building a decarbonized economy.~~ The Adviser believes that global and secular trends are accelerating the urgency around decarbonization, including that dramatic increases in atmospheric carbon are directly responsible for observable temperature increases and relatively minor temperature changes have the potential to severely dislocate weather patterns. Accordingly, the Adviser includes in its investment selection process water and carbon pricing ~~as well as companies working to support the infrastructure of a decarbonized economy~~. In the absence of large-scale decarbonization, water, carbon and carbon offsets are likely to increase in price. Accordingly, changes in water and carbon prices are likely to reflect policies and trends with respect to decarbonization.”

15.Staff Comment: The Fund states that “the Adviser includes in its investment selection process water and carbon pricing as well as companies working to support the infrastructure of a decarbonized economy.” Please clarify what this sentence means.

Response: The Trust responds by revising the disclosure as follows:

“Accordingly, the Adviser includes in its investment selection process water and carbon pricing ~~as well as companies working to support the infrastructure of a decarbonized economy~~. In the absence of large-scale decarbonization, water, carbon and carbon offsets are likely to increase in price. Accordingly, changes in water and carbon prices are likely to reflect policies and trends with respect to decarbonization.”

16.Staff Comment: The Fund states that: “Accordingly, the Adviser anticipates that electric utilities, battery technology, rare earth minerals, and the network of supporting industries will build and regulate those future networks.” It is not clear whether the disclosure is stating the Adviser’s views or describing a principal investment strategy. Please clarify whether the Adviser will invest in rare earth mineral companies and the companies supporting them. If so, please clarify the definition of “decarbonization companies” to incorporate that meaning.

Response: The Trust responds by revising the applicable disclosure as follows:

“Accordingly, ~~the Adviser anticipates that~~ electric utilities, battery technology, rare earth minerals, and the network of supporting industries ~~will~~ are likely to be the primary industries that will build and maintain those future networks.”

17.Staff Comment: The Fund states that it intends to “trad[e] options on a California water index and futures contracts on carbon credits issued under the California Carbon Allowance.” Please clarify whether these are examples of the Fund’s intended water and carbon investments or are currently such planned investments.

Response: The Trust responds by revising the disclosure as follows:

“With respect to the Fund’s investments in futures contracts linked to the near-term price fluctuations of water and carbon credits, the Adviser intends to construct the Fund’s portfolio by taking into consideration that the world is behind the curve, resulting in near-term price appreciation in both the cost of water and cost of carbon. To the extent the Adviser believes water or carbon are underpriced, the Fund anticipates expressing this view ~~that both water and carbon are underpriced~~ by trading futures contracts on the NASDAQ Velez California Water Index and futures contracts on carbon credits issued under the California Carbon Allowance or similar European Union Markets.”

18.Staff Comment: The Staff notes that the Fund states: “Notably, the Fund does not consider ‘decarbonization’ to mean ‘no carbon.’ Rather, the Fund will invest in companies that will benefit from the global economic trend toward decarbonization. As a result, some anticipated portfolio companies will have exposure to natural gas as a transitory fuel, but will generally avoid crude oil.” Given the Fund’s views of “decarbonization” and its use in the Fund’s name, please incorporate this disclosure in the definition and explanation of “Decarbonization

Companies” in the first paragraph of the principal investment strategy. In doing so, please provide additional detail regarding what types of companies will “benefit from the global economic trend toward decarbonization.”

Response: The Trust responds by making the requested revision as identified in the response to Staff Comment 6 above.

Decarbonization Fund Prospectus – Summary Section – Principal Risks

19.Staff Comment: The subheading “Authorized Participants, Market Makers, and Liquidity Providers Concentration Risk” under “ETF Risks” states: “To the extent either of the following events occur, shares of the Fund may trade at a material discount to the Fund's net asset value (“NAV”) and possibly face delisting: (i) APs exit the business or otherwise become unable to process creation and/or redemption orders and no other APs step forward to perform these services, or (ii) market makers and/or liquidity providers exit the business or significantly reduce their business activities and no other entities step forward to perform their functions.” Please add disclosure regarding the risk of this leading to the widening of bid/ask spreads quoted throughout the day.

Response: The Trust responds by making the requested revision as follows (changes shown in underline):

“Authorized Participants, Market Makers, and Liquidity Providers Concentration Risk. The Fund has only a limited number of institutional investors (known as “Authorized Participants” or “APs”) that are authorized to purchase and redeem shares directly from the Fund. In addition, there may be a limited number of market makers and/or liquidity providers in the marketplace. To the extent either of the following events occur, shares of the Fund may trade at a material discount to the Fund’s net asset value (“NAV”) and possibly face delisting: (i) APs exit the business or otherwise become unable to process creation and/or redemption orders and no other APs step forward to perform these services, or (ii) market makers and/or liquidity providers exit the business or significantly reduce their business activities and no other entities step forward to perform their functions. This may lead to the widening of bid/ask spreads quoted throughout the day.”

20.Staff Comment: The sub-heading “Shares May Trade at Prices Other Than NAV” under “ETF Risks” states: “Although it is expected that the market price of shares of the Fund will approximate the Fund’s NAV, there may be times when the market price of shares is more than the NAV intra-day (premium) or less than the NAV intra-day (discount) due to supply and demand of shares or during periods of market volatility.” Please add disclosure that this may also lead to the widening of bid/ask spreads quoted throughout the day.

Response: The Trust responds by making the requested revision as follows (changes shown in underline):

“Shares May Trade at Prices Other Than NAV. As with all ETFs, shares of the Fund may be bought and sold in the secondary market at market prices. Although it is expected that the market price of shares of the Fund will approximate the Fund’s NAV, there may be times when the market price of shares is more than the NAV intra-day (premium) or less than the NAV intra-day (discount) due to supply and demand of shares or during periods of market volatility. This risk is heightened in times of market volatility, periods of steep market declines, and periods when there is limited trading activity for shares in the secondary market, in which case such premiums or discounts may be significant. This may lead to the widening of bid/ask spreads quoted throughout the day.”

21.Staff Comment: The subheading “Trading” under “ETF Risks” states: “This adverse effect on liquidity for the Fund’s shares, in turn, can lead to differences between the market price of the Fund’s shares and the underlying value of those shares.” Please add that this may also lead to the widening of bid/ask spreads quoted throughout the day.

Response: The Trust responds by making the requested revision as follows (changes shown in underline):

“Trading. Although shares of the Fund are listed for trading on the Cboe BZX Exchange, Inc. (the “Exchange”), there can be no assurance that an active trading market for shares will develop or be maintained or that shares will trade with any volume, or at all, on any stock exchange. In stressed market conditions, the market for shares of the Fund may become less liquid in response to deteriorating liquidity in the markets for the Fund’s underlying portfolio holdings. This adverse effect on liquidity for the Fund’s shares, in turn, can lead to differences between the market price of the Fund’s shares and the underlying value of those shares. In addition, trading in Fund shares may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in shares of the Fund inadvisable. This may lead to the widening of bid/ask spreads quoted throughout the day.”

22.Staff Comment: If “Water Industry Risk” is true, please state in Item 4 that the Fund invests significantly in companies in the water industry. Otherwise, please explain why the risk factor is included.

Response: The Trust responds by removing Water Industry Risk. The Trust further responds by supplementally noting that water-related investments will be only in the form of futures contracts and is therefore covered under Futures Contracts Risk.

23.Staff Comment: Please tailor the “Futures contracts risk” in the “Derivatives risk” factor to the Fund’s intended investments discussed in Item 4.

Response: The Trust responds by making the requested revision as follows (changes shown in underline):

“Futures contracts risk. The Fund may invest in futures contracts linked to the near-term price fluctuations of water and carbon credits and futures contracts linked to longer-term appreciation of Decarbonization Companies. The Fund’s use of futures contracts involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. In addition, while futures contracts are generally classified as liquid, under certain market conditions they may be classified as illiquid. As a result, the Fund may be unable to close out its futures contracts at a time which is advantageous. The successful use of futures depends upon a variety of factors, particularly the ability of the Adviser to predict movements of the underlying securities markets, which requires different skills than predicting changes in the prices of individual securities. There can be no assurance that any particular futures strategy adopted will succeed.”

24.Staff Comment: Please consider expanding the “Newer Adviser Risk” to express any resource constraints the Adviser may experience, and the stress associated with such constraints.

Response: The Trust responds by revising the Item 9 risk factor as follows:

“Newer Adviser Risk. The Adviser is a recently registered investment adviser and has limited experience managing a registered investment company. As a result, there is no long-term track record against which an investor may judge the Adviser and it is possible the Adviser may not achieve the Fund’s intended investment objective. As a newer investment adviser, the Adviser may experience resource and capacity constraints.”

25.Staff Comment: In the “Growth Investing Style Risk,” please consider adding disclosure, as in Item 9, at the beginning of this risk factor that explains what growth investing is.

Response: The Trust responds by making the requested revision for the “Growth Investing Style Risk” for each of the Funds as follows (changes shown in underline):

“Growth Investing Style Risk. Growth companies are companies whose earnings and stock prices are expected to grow at a faster rate than the overall market. If the Portfolio Managers incorrectly assesses a company’s prospects for growth or how other investors will value the company’s growth, then the price of the company’s stock may decrease, or may not increase to the level anticipated by the sub-adviser. In addition, growth stocks may be more volatile than other stocks because they are more sensitive to investors’ perceptions of the issuing company’s growth potential. Also, the growth investing style may over time go in and out of favor. At times when the investing style used by the Fund is out of favor, the Fund may underperform other equity funds that use different investing styles.”

26.Staff Comment: If the Fund intends to actively and frequently trade, please include a portfolio turnover risk.

Response: The Trust responds by adding the following risk factor:

“High Portfolio Turnover Risk. A high portfolio turnover rate (100% or more) has the potential to result in the realization and distribution to shareholders of higher capital gains, which may subject you to a higher tax liability. High portfolio turnover also necessarily results in greater transaction costs which may reduce Fund performance.”

Decarbonization Fund Prospectus – Summary Section – Performance

27.Staff Comment: Please supplementally identify the appropriate broad-based securities index the Fund will utilize.

Response: The Trust responds by supplementally stating the Decarbonization Fund intends to use the S&P 500 Index as its primary benchmark index.

General Comments

28.Staff Comment: Notwithstanding the Staff’s general comment, please carry all comments through to all Funds.

Response: The Trust responds by respectfully acknowledging the Staff’s comment.

Food Security Fund Prospectus – Summary Section – Principal Investment Strategies

29.Staff Comment: The Fund defines the term “Food Security Companies.” For names rule purposes, please clarify the reasonable nexus between “Food Security” as used in the Fund’s name and “Food Security Companies” as defined in the Principal Investment Strategies. In doing so, the Fund should similarly have a 50% of assets/revenues/profits test of companies tied to food security, but not to the production, distribution, or delivery of food.

Response: The Trust responds by revising the applicable disclosure as follows:

“The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its investment objective by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in securities of Food Security Companies, as defined below. Food Security Companies are ~~in a portfolio of publicly-listed equity~~ securities of companies that each have 35% of its assets invested in or 35% of its revenues derived from the production, distribution, or delivery of food, or companies that each invest at least 35% of its capital expenditures (either currently or announced future capital expenditures) in technology and tools necessary to support the global food security ~~(“Food Security Companies”). Under normal market conditions, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in securities of Food Security Companies~~. Applying the foregoing definition, Food Security Companies include companies involved in the support, maintenance, irrigation and processing of plant and animal foods (for example, fertilizer/potash companies). The Fund considers food security to be a global food supply chain that can reliably and predictably produce, distribute, and deliver food. Accordingly, the Fund will invest in companies in the fertilizer/potash and meat and food production industries, as well as companies in the industrials sector that provide the machinery and equipment necessary to support such industries.

The Fund may also invest in derivative instruments, primarily futures contracts on food and fertilizer. To the extent the Fund invests in derivatives, the Fund will consider a derivative’s reference asset for purposes of meeting its policy of investing at least 80% of its net assets in Food Security Companies.”

With respect to the Staff’s comment that the Fund’s economic nexus test should not be tied to the production, distribution, or delivery of food, the Trust responds by noting that it has added “The Fund considers food security to be a global food supply chain that can reliably and predictably produce, distribute, and deliver food” to further clarify why such companies should be considered “Food Security Companies.” The Trust further responds by supplementally stating that it believes each of the objective tests identified in revised disclosure (35% of assets (or whose announced future capital expenditures are anticipated to meet that same test) or 35% of capital expenditures) sufficiently meets an economic nexus between Food Security Companies, as defined in the above disclosure, and “food security” as used the Fund’s name.

30.Staff Comment: Please revise the principal strategies throughout as appropriate consistent with the revised definition of “Food Security Companies.”

Response: Please see the Trust’s response to Staff Comment 29 above for the revised definition of “Food Security Companies”.

31.Staff Comment: The Staff noted that the Fund states that “the Adviser will apply a top-down approach” and that “[t]he Fund’s investments in Food Security Companies will also be informed by the energy industry.” Please clarify the nexus to “Food Security Companies” as tied to an objective standard (e.g., 50% of assets/revenues/profits).

Response: The Trust responds by revising the disclosure as follows:

“~~The Fund’s investments in Food Security Companies will also be informed by the energy industry.~~ In making investment decisions for the Fund, the Adviser also considers energy input costs on Food Security Companies. While the Fund has no current intention to invest in securities in the energy sector, much of the world’s fertilizer comes from ammonia partly derived from natural gas. Accordingly, the cost of natural gas, among other energy sources, will be an important factor in the Adviser’s security selection process ~~this structural change to the ecosystem of Food Security Companies will inform the Fund’s investment decisions~~.”

32.Staff Comment: The Fund states: “the Adviser anticipates that market volatility will continue to be reflected in, among other commodities, oil prices, as well as water and carbon prices. The Adviser believes the market will continue to see ‘mini’ supply shocks that all pose challenges to the stability of the food chain and ultimately will lead to more significant commodity costs, in general, including food commodities. The Adviser believes this unique set of challenges will continue to strain supply lines, and costs, potentially for years. The Fund’s investments in Food Security Companies will also be informed by the energy industry. While the Fund has no current intention to invest in securities in the energy sector, much of the world’s fertilizer comes from ammonia partly derived from natural gas. Accordingly, this structural change to the ecosystem of Food Security Companies will inform the Fund’s investment decisions.” Please clarify how these factors are related to food security. If so, please revise by stating the actual criteria used by the Adviser to select investments based on these views of the Adviser. Otherwise, please delete.

Response: The Trust responds by supplementally stating that the disclosure in question is intended to, and accurately reflects, certain factors used by the Adviser in its portfolio construction and investment selection process. These factors are not intended to be directly related to “food security” or part of the definition of “Food Security Companies”. Rather, these factors are related to, among other things, input costs that will affect the prices of Food Security Companies. For clarity purposes, the Trust further responds by removing the disclosure from Item 4 and moving it to Item 9, and revising as follows:

“The Adviser anticipates that market volatility and prices of securities of Food Security Companies will continue to be affected by ~~reflected in~~, among other commodities, oil prices, as well as water and carbon prices. The Adviser believes the market will continue to see “mini” supply shocks that all pose challenges to the stability of the food chain and ultimately will lead to more significant commodity costs, in general, including food commodities. The Adviser believes this unique set of challenges will continue to strain supply lines, and costs, potentially for years.

~~The Fund’s investments in Food Security Companies will also be informed by the energy industry.~~ In making investment decision for the Fund, the Adviser also considers the impact of energy input costs on Food Security Companies. While the Fund has no current intention to invest in securities in the energy sector, much of the world’s fertilizer comes from ammonia partly derived from natural gas. Accordingly, the cost of natural gas, among other energy sources, will be an important factor in the Adviser’s security selection process ~~this structural change to the ecosystem of Food Security Companies will inform the Fund’s investment decisions~~.”

33.Staff Comment: The Staff notes that the Decarbonization Fund and Food Security Fund have identical principal risk disclosure relating to the water industry. Please consider whether the water investment strategy disclosure of these Funds merits principal risk disclosure tailored to each Fund.

Response: The Trust responds by removing Water Industry Risk and supplementally confirming that Decarbonization Fund and Food Security Fund will not invest in companies in the water industry as a principal investment strategy.

Mental Health Fund Prospectus – Summary Section – Principal Investment Strategies

34.Staff Comment: The Fund states that it will invest in “equity securities of companies that intersect at least one area of mental health, including, but not limited to, fitness, sleep, nutrition, medical psychedelic for potential use in the treatment of mental illnesses, and the companies that invest in such companies (‘Mental Health Companies’).” “Mental Health Companies,” for purposes of Rule 35d-1, similarly, must have a reasonable nexus to the term “mental health” as used in the Fund’s name, which can be satisfied by investing in companies with 50% of assets/revenues/profits tied to products and services used in the treatment of mental health. For example, fitness, sleep, and nutrition appear too broad to meet such a test and therefore do not have a reasonable nexus to “mental health” as it is currently defined in the disclosure. Please revise throughout the principal strategies and the registration statement consistent with this more tailored definition of Mental Health Companies.

Response: The Trust responds by revising the disclosure as follows:

“The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its investment objective by investing under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in securities of Mental Health Companies (as defined below) ~~in a portfolio of publicly-listed equity securities of companies that intersect at least one area of mental health, including, but not limited to, fitness, sleep, nutrition, medical psychedelics for potential use in the treatment of mental illnesses, and the companies that invest in such companies (“Mental Health Companies”)~~. Mental Health Companies are companies that have at least 35% of assets or revenues tied to products and services used in the treatment, prevention, or diagnosis of long-term mental health disorders, including depression and Alzheimer’s. As mental health starts with metabolic health, assets or revenues “tied to” such disorders include assets in or revenues from fitness, sleep, and nutrition products or services. The Adviser will ~~also~~ seek to identify Mental Health Companies working on new tools, treatments, and medications designed to help address the global toll of long-term mental health disorders, including major and minor depressive disorder, Alzheimer’s, Parkinson’s and metabolic Epilepsy. ~~Under normal market conditions, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in securities of Mental Health Companies.~~”

35.Staff Comment: The Fund states that it may invest in securities of companies that involve “medical psychedelics for potential use in the treatment of mental illnesses.” Please file a legality opinion as an exhibit to the registration statement addressing the Fund’s compliance with state and federal law arising from its investments in medical psychedelics. As some medical psychedelics may continue to be illegal under federal laws, and the Fund must be compliant with all federal and applicable state laws, please include a statement in the legality opinion that the Fund will not be violating, either directly or indirectly, any federal or applicable state laws. In addition, please ensure that the registration statement discloses the nature of the medical psychedelic companies, including the legality of their activities under state or federal laws. The Staff may have additional comments after reviewing your response.

Response: The Trust responds supplementally confirming that the Fund will not directly invest in U.S. companies involved in medical psychedelics, and therefore, respectfully submits that such a legality opinion is not required. The Trust further responds by revising the disclosure as follows:

“Full-scale legalization of psychedelics is unlikely, there is value in experimental psychedelics designed to address pain or depression management. Accordingly, ~~the Fund’s investments in companies that develop or produce experimental psychedelics will be only where the Adviser believes there might be opportunities around new legislation, new global markets, and at attractive valuations.~~ the Fund may invest in U.S.-listed ADRs of foreign companies involved in research and development of medical psychedelics for potential use in the treatment of mental health disorders.”

36.Staff Comment: The only mental illness that the Fund lists is major depressive disorder (“MDD”). Consider expanding or explain why only MDD is included.

Response: Please see the Trust’s response to Staff Comment 34 above for the revised disclosure expanding on the types of mental illnesses listed.

37.Staff Comment: The Fund states that “the Adviser will apply a top-down approach” and that “Mental Health Companies may also include companies that may not have made public announcements regarding new tools or research, but have a portfolio of assets or services that, in the view of the Adviser, would likely be highly conducive to building a revenue stream associated with mental illness or fitness.” Please explain how companies, that in the view of the Adviser, “would likely be highly conducive to building a revenue stream associated with mental health or fitness,” provide a reasonable nexus to “Mental Health Companies” as defined.

Response: The Trust responds by removing the disclosure in question from the Prospectus.

38.Staff Comment: The Fund states that “the Adviser also takes into consideration that metabolic health is mental health.” Please specify the Adviser’s criteria for selecting the investments, rather than the Adviser’s views.

Response: The Trust responds by revising the disclosure as follows:

“When determining the companies eligible to be considered Mental Health Companies, the ~~Adviser also takes into consideration that metabolic health is mental health~~ the Fund will also invest in Mental Health Companies with assets in or revenues from fitness, sleep, and nutrition products or services, as metabolic health is widely considered as a core component in the prevention of mental health disorders. Metabolic disorders are estimated to impact as much as 40% of the American population, with similar trends appearing globally. Accordingly, the Fund ~~intends to~~ will invest in companies involved in the testing, diagnosis, and promotion of ~~that promote and intersect~~ metabolic health.”

Additional Information About the Fund

39.Staff Comment: Please disclose each Fund’s policy to invest at least 80% of the Fund’s assets in a manner suggested by that Fund’s name and that such investment policy may not be changed without 60 days’ prior written notice to shareholders. Please also disclose in Item 9 any policy of a Fund to concentrate in any industry or group of industries and please disclose each Fund’s non-diversified status.

Response: The Trust responds by adding the following disclosure:

“General Investment Policies of the Funds. A Fund may not make any change to its investment policy of investing at least 80% of net assets in investments suggested by the Fund’s name without first providing shareholders with at least 60 days’ prior written notice.”

40.Staff Comment: The Principal Investment Strategies section states: “Please see the Funds’ SAI for additional information about the securities and investment strategies described in this Prospectus and about additional securities and strategies that may be used by the Funds.” According to Form N-1A, Item 4 disclosure should be a summary of the disclosure provided in response to Item 9. Form N-1A also states that in responding to the required information in a Fund’s Prospectus, Funds should avoid referencing to the Fund’s SAI. Accordingly, please describe each Fund’s Principal Investment Strategies in Item 9 that were summarized pursuant to Item 4(a) in order to follow the layered disclosure regime contemplated by Form N-1A.

Response: The Trust responds by making the requested revisions. Please see the revised Prospectus attached as Appendix A.

41.Staff Comment: The Market Events Risk disclosed on page 21 is not disclosed in Item 4. Please ensure than any principal risk disclosed in response to Item 9 are summarized in response to Item 4(b).

Response: The Trust responds by making the requested revision for each of the Funds and adding the following risk disclosure to the Summary Section of each Fund:

“Market Events Risk. One or more markets in which the Fund invests may go down in value, including the possibility that the markets will go down sharply and unpredictably. This may be due to numerous factors, including interest rates, the outlook for corporate profits, the health of the national and world economies, national and world social and political events, and the fluctuation of other stock markets around the world. The global pandemic outbreak of an infectious respiratory illness caused by a novel coronavirus known as COVID-19 and subsequent efforts to contain its spread have resulted and may continue to result in substantial market volatility and global business disruption, affecting the global economy and the financial health of individual companies in significant and unforeseen ways. In addition, the Fund may face challenges with respect to its day-to-day operations if key personnel of the Adviser or other service providers are unavailable due to quarantines, restrictions on travel, or other restrictions imposed by state or federal regulatory authorities. The duration and future impact of COVID-19 are currently unknown, which may exacerbate the other risks that apply to the Fund and could adversely affect the value and liquidity of the Fund’s investments, impair the Fund’s ability to satisfy AP transaction requests, and negatively affect the Fund’s performance.”

42.Staff Comment: On page 29, there is a section titled “Closing the Fund” that appears to be a discussion about closing the Funds to new investors or certain classes of investors despite the fact that the Funds will operate as ETFs. Please review the entire registration statement to ensure disclosure is tailored to the Funds being offered and is consistent with Form N-1A requirements.

Response: The Trust responds by removing in its entirety the disclosure under “Closing the Fund” and replacing it with the following:

“Closing the Fund. The Funds reserve the right to cease operations and liquidate at any time. See “Liquidation of the Fund” in the SAI for additional information.”

The Trust further responds that it will review the registration statement and make corresponding changes throughout.

Statement of Additional Information (“SAI”)

43.Staff Comment: On page 18, under Senior Securities and Borrowing, please update the disclosure here and throughout the registration statement to reflect the adoption of Rule 18f-4 and, specifically, asset segregation.

Response: The Trust responds by revising the disclosure as follows (changes shown in underline and strike-through):

“Senior Securities and Borrowing. The 1940 Act prohibits a Fund from issuing any class of senior securities or selling any senior securities of which it is the issuer, except that the Fund is permitted to borrow from a bank so long as, immediately after such borrowings, there is an asset coverage of at least 300% for all borrowings of a Fund (not including borrowings for temporary purposes in an amount not exceeding 5% of the value of the Fund’s total assets). In the event that such asset coverage falls below this percentage, the Fund is required to reduce the amount of its borrowings within three days (not including Sundays and holidays) so that the asset coverage is restored to at least 300%. Asset coverage means the ratio that the value of a fund’s total assets (including amounts borrowed), minus liabilities other than borrowings, bears to the aggregate amount of all borrowings. Borrowing money to increase portfolio holdings is known as “leveraging.” ~~Certain trading practices and investments, such as reverse repurchase agreements, may be considered to be borrowings or involve leverage and thus are subject to the 1940 Act restrictions. In accordance with SEC staff guidance and interpretations, when a fund engages in such transactions, the fund instead of maintaining asset coverage of at least 300%, may segregate or earmark liquid assets, or enter into an offsetting position, in an amount at least equal to the fund’s exposure, on a mark-to-market basis, to the transaction (as calculated pursuant to requirements of the SEC). The fundamental restriction in (2) above will be interpreted to permit the Fund to engage in trading practices and investments that may be considered to be borrowing or to involve leverage to the extent permitted by the 1940 Act and to permit the Fund to segregate or earmark liquid assets or enter into offsetting positions in accordance with the 1940 Act. Short-term credits necessary for the settlement of securities transactions and arrangements with respect to securities lending will not be considered to be borrowings under the policy. Practices and investments that may involve leverage but are not considered to be borrowings are not subject to the policy.~~ In addition, Rule 18f-4 under the 1940 Act permits a fund to enter into derivatives transactions, notwithstanding the prohibitions and restrictions on the issuance of senior securities under the 1940 Act, provided that the fund complies with the conditions of Rule 18f-4.”

44.Staff Comment: On page 27, under Proxy Voting Policies and Procedures, please disclose, where appropriate, how the Fund will approach ESG issues as it is related to “Decarbonization Companies.” Alternatively, please explain in correspondence why the Fund believes such disclosure is not required.

Response: The Trust responds by supplementally explaining that decarbonization does not exclusively adhere to ESG principles, as many of the companies involved in large-scale decarbonization efforts are also involved in industries potentially at odd with ESG principals, such as natural gas. Accordingly, the Adviser, which has been delegated the responsibility for voting proxies, will vote in a manner consistent with the best interests of the Fund and its shareholders.

45.Staff Comment: On page 36, under Acceptance of Orders of Creation Units, please delete the statement that the Trust reserves the “absolute right” to reject or suspend creation units, including if the “acceptance of the Deposit Securities would have certain adverse tax consequences” and if “the acceptance of the Fund Deposit, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust or the rights of beneficial owners.” The Staff recognizes that the disclosure in question may relate to statements in prior exemptive relief obtained by ETFs. However, in connection with the recent proposal and adoption of Rule 6c-11 the Commission stated its belief that an “ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See Exchange-Traded Funds, Release Number 33-10515 from June 28, 2018, at pages 67-68. In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviations between what retail investors pay (or receive) in the secondary market and the ETF's approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See Exchange-Traded Funds, Release Number 33-10695 from September 25, 2019, at page 59. While the Staff recognizes that in certain limited circumstances, ETFs may have a sound basis for rejecting individual creation orders, the Staff believes the disclosure in question is sufficiently broad to run counter to the Commission’s position to the extent the rejection of orders would effectively result in the suspension of creations.

Response: The Trust responds to this comment and the subsequent comment by making the requested revisions as follows (changes shown in underline and strike-through):

“Acceptance of Orders of Creation Units. The Trust reserves the ~~absolute~~ right to reject an order for Creation Units transmitted to it by the Transfer Agent with respect to the Fund including, without limitation, if (a) the order is not in proper form; (b) the Deposit Securities or Deposit Cash, as applicable, delivered by the Participant are not as disseminated through the facilities of the NSCC for that date by the Custodian; (c) the investor(s), upon obtaining Shares ordered, would own 80% or more of the currently outstanding Shares; ~~(d) acceptance of the Deposit Securities would have certain adverse tax consequences to the Funds;~~ (~~e)~~(d) the acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; ~~(f) the acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust or the rights of beneficial owners; (g)~~(e) the acceptance or receipt of the order for a Creation Unit would, in the opinion of counsel to the Trust, be unlawful; or ~~(h)~~(f) in the event that circumstances outside the control of the Trust, the Custodian, the Transfer Agent and/or the Adviser make it for all practical purposes not feasible to process orders for Creation Units, provided that such action does not result in the suspension of sales of creation units in contravention of Rule 6c-11 and the SEC’s positions thereunder.”

46.Staff Comment: After the sentence ending “for all practical purposes not feasible to process orders for Creation Units,” please consider adding the following: “provided that such action does not result in the suspension of sales of creation units in contravention of Rule 6c-11 and the SEC’s positions thereunder.”

Response: Please see the Trust’s response to the preceding comment.

47.Staff Comment: Where Cullen O. Small is signing as the Treasurer, if he is also in the capacity of the principal accounting officer, the signature block should state as such. Please note the signature requirements of Section 6(a) of the 1933 Act, which requires that the registration statement also be signed by the principal executive officer, the principal accounting officer, and the principal financial officer. In this regard, any person who occupies more than one of the positions specified in Section 6(a) should indicate each capacity in which he or she signed the registration statement.

Response: The Trust responds by making the requested revision, adding “Principal Accounting Officer” to the capacities in which Cullen O. Small is signing the registration statement.

Declaration of Trust

48.Staff Comment: In Art. III, Section 6(k), titled Derivative Actions, paragraphs 1 and 2 appear to place limits on shareholders’ ability to bring derivative actions. Please disclose in an appropriate location in the Funds’ prospectus the provisions limiting derivative actions and that these provisions do not apply to claims arising under the federal securities laws.

Response: The Trust responds by adding the following disclosure to the SAI:

“The Declaration of Trust provides that the Trust shall not in any way be bound or limited by present or future laws or customs in regard to trust investments. The Declaration of Trust provides that a Trustee or officer shall be liable for his or her own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee or officer, and for nothing else, and shall not be liable for errors of judgment or mistakes of fact or law. The Trustees, as trustees of a registered investment company, may have a number of duties ascribed to them under the Investment Company Act of 1940, as amended (the “1940 Act”) and the foregoing provisions are not intended to eliminate or alter those duties.

The Declaration of Trust provides that by virtue of becoming a shareholder of the Trust, each shareholder is bound by the provisions of the Declaration of Trust. The Declaration of Trust provides a detailed process for the bringing of derivative actions by shareholders. Prior to bringing a derivative action, a written demand by the complaining shareholder must first be made on the Trustees. The Declaration of Trust details conditions that must be met with respect to the demand, including the requirement that 10% of the outstanding Shares of the Fund who are eligible to bring such derivative action under the Delaware Statutory Trust Act join in the demand for the Trustees to commence such derivative action and that the shareholder making a pre-suit demand on the Board undertakes to reimburse the Fund for the expense of any advisers that the Board hires in its investigation of the demand, in the event the Board determines not to bring the action. The demand requirements set out in Delaware law and the Declaration of Trust, as described above, do not apply to shareholder actions alleging violations of the federal securities laws.

Additionally, the Declaration of Trust provides that the Court of Chancery of the State of Delaware, to the extent there is subject matter jurisdiction in such court for the claims asserted or, if not, then in the Superior Court of the State of Delaware shall be the exclusive forum in which certain types of litigation may be brought, which may require shareholders to have to bring an action in an inconvenient or less favorable forum. This exclusive forum provision does not apply to claims arising under the federal securities laws because the Securities Act of 1933 and the 1940 Act allow claims to be brought in state and federal courts and the Securities Exchange Act of 1934 requires claims to be brought exclusively in federal court. The Declaration of Trust provides that shareholders waive any and all right to trial by jury in any claim, suit, action or proceeding.

Pursuant to the Declaration of Trust, to the extent that, at law or in equity, a Trustee or officer of the Trust has duties (including fiduciary duties) and liabilities relating thereto to the Trust, the shareholders or to any other person, such Trustee or officer acting under the Declaration of Trust shall not be liable to the Trust, the shareholders or to any other person for his or her good faith reliance on the provisions of the Declaration of Trust. Notwithstanding the foregoing, nothing in the Declaration of Trust modifying, restricting, or eliminating the duties or liabilities of the Trustees shall apply to or in any way limit the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons of matters arising under the federal securities laws.”

49.Staff Comment: The Staff notes that Art. VIII, Section 7, Exclusive Delaware Jurisdiction, states “[derivative or direct claims], shall be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction.” Please disclose in an appropriate location in the Prospectus the provision and the corresponding risk of such a provision as it relates to non-federal securities laws (e.g., shareholders may have to bring suit in an inconvenient or less favorable forum and that the provision does not apply to claims arising under the federal securities laws).

Response: Please see the Trust’s response to Staff Comment 48 above for the added disclosure to the SAI.

50.Staff Comment: Art. VIII, Section 7, Exclusive Delaware Jurisdiction, states that a shareholder “irrevocably waives any and all right to trial by jury in any such claim, suit, action or proceeding.” Please disclose in an appropriate location in the Prospectus that shareholders waive the right to a jury trial.

Response: Please see the Trust’s response to Staff Comment 48 above for the added disclosure to the SAI.

* * * * * *

I trust that the above responses and revisions adequately address the Staff’s comments. If you have any additional questions or require further information, please contact the undersigned at (414) 516-1652.

Very truly yours,

/s/ Adam W. Smith
Adam W. Smith, Secretary
Series Portfolios Trust

CC: Marco Adelfio, Goodwin Procter LLP